UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Quicksilver Gas Services LP

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
74839G 106

(CUSIP Number)
John C. Cirone
777 West Rosedale Street
Fort Worth, Texas 76104
(817) 665-8620

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 10, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	74839G 106		Page	2	of	15

1	NAME OF REPORTING PERSON: Quicksilver Resources Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		5,696,752 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

5,696,752 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

5,696,752 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.5%

14	TYPE OF REPORTING PERSON

HC; CO

*	Quicksilver Resources Inc. may also be deemed to beneficially own 11,513,625 subordinated units representing limited partner interests in Quicksilver Gas Services LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP, which is incorporated herein by reference.

CUSIP No.	74839G 106	Page	3	of	15

1	NAME OF REPORTING PERSON Quicksilver Gas Services Holdings LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		5,696,752 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

5,696,752 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

5,696,752 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.5%

14	TYPE OF REPORTING PERSON

HC; OO – limited liability company

*	Quicksilver Gas Services Holdings LLC also owns 11,513,625 subordinated units representing limited partner interests in Quicksilver Gas Services LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP, which is incorporated herein by reference.

CUSIP No.	74839G 106	Page	4	of	15

1	NAMES OF REPORTING PERSON Cowtown Gas Processing L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		5,696,752 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

5,696,752 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

5,696,752 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.5%

14	TYPE OF REPORTING PERSON

PN

*	Cowtown Gas Processing L.P. may also be deemed to beneficially own 11,513,625 subordinated units representing limited partner interests in Quicksilver Gas Services LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP, which is incorporated herein by reference.

CUSIP No.	74839G 106	Page	5	of	15

1	NAME OF REPORTING PERSON Cowtown Pipeline L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER *
BENEFICIALLY
OWNED BY		5,696,752 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER *

5,696,752 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *

5,696,752 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.5%

14	TYPE OF REPORTING PERSON

PN
* Cowtown Pipeline L.P. may also be deemed to beneficially own 11,513,625 subordinated units representing limited partner interests in Quicksilver Gas Services LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP, which is incorporated herein by reference.

CUSIP No.	74839G 106	Page	6	of	15

1	NAMES OF REPORTING PERSON Cowtown Pipeline Management, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER *
BENEFICIALLY
OWNED BY		5,696,752 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER *

5,696,752 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *

5,696,752 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.5%

14	TYPE OF REPORTING PERSON

CO
* Cowtown Pipeline Management, Inc. may also be deemed to beneficially own 11,513,625 subordinated units representing limited partner interests in Quicksilver Gas Services LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP, which is incorporated herein by reference.

CUSIP No.	74839G 106	Page	7	of	15

1	NAME OF REPORTING PERSON Cowtown Pipeline Funding, Inc.

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER *
BENEFICIALLY
OWNED BY		5,696,752

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER *

		5,696,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *

	5,696,752

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49.5%

14	TYPE OF REPORTING PERSON

	CO
* Cowtown Pipeline Funding, Inc. may also be deemed to beneficially own 11,513,625 subordinated units representing limited partner interests in Quicksilver Gas Services LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP, which is incorporated herein by reference.

CUSIP No.	74839G 106	Page	8	of	15

1	NAME OF REPORTING PERSON Quicksilver Gas Services GP LLC

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	OO - limited liability company
* Quicksilver Gas Services GP LLC, the sole general partner of Quicksilver Gas Services LP, owns 469,944 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Quicksilver Gas Services LP.

Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests of Quicksilver Gas Services LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 777 West Rosedale Street, Fort Worth, Texas 76104.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by (i) Quicksilver Resources Inc., a Delaware corporation (“Quicksilver”), (ii) Quicksilver Gas Services Holdings LLC, a Delaware limited liability company (“Holdings”), (iii) Cowtown Gas Processing L.P., a Texas limited partnership (“Processing LP”), (iv) Cowtown Pipeline L.P., a Texas limited partnership (“Pipeline LP”), (v) Cowtown Pipeline Management, Inc., a Texas corporation (“Management”), (vi) Cowtown Pipeline Funding, Inc., a Delaware corporation (“Funding”) and (vii) Quicksilver Gas Services GP LLC, a Delaware limited liability company (the “General Partner” and, together with Quicksilver, Holdings, Processing LP, Pipeline LP, Management and Funding, collectively, the “Reporting Persons”).
     Quicksilver owns directly or indirectly 100% of each of Holdings, Processing LP, Pipeline LP, Management, Funding and the General Partner. Management is the sole general partner of each of Processing LP and Pipeline LP, and Funding is the sole limited partner of each of Processing LP and Pipeline LP. Processing LP and Pipeline LP are the only members of Holdings. Holdings is the sole member of the General Partner. The General Partner is the sole general partner of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
     (b) The business address of each of the Reporting Persons is 777 West Rosedale Street, Fort Worth, Texas 76104.
     (c) The principal business of Quicksilver is to engage in the development and production of natural gas, natural gas liquids and crude oil. The principal business of Holdings is to hold common and subordinated units in the Issuer and hold member interests in the General Partner. The principal business of each of Processing LP and Pipeline LP is to hold member interests in Holdings. The principal business of Management is to hold general partner interests in each of Processing LP and Pipeline LP. The principal business of Funding is to hold limited partner interests in each of Processing LP and Pipeline LP. The principal business of the General Partner is to hold the general partner units and incentive distribution rights in the Issuer and to manage the business and affairs of the Issuer.
     (d) – (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Not applicable.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Quicksilver, Holdings, Processing LP, Pipeline LP, Management, Funding and the General Partner has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
     The Issuer was formed in January 2007 as a Delaware limited partnership to indirectly own and operate natural gas gathering and processing assets that were previously owned and operated by subsidiaries of Processing LP and Pipeline LP.
     At the closing of the Issuer’s initial public offering (the “Offering”) of 5,000,000 common units representing limited partner interests in the Issuer, the following transactions, among others, occurred pursuant to a Contribution, Conveyance and Assumption Agreement dated August 10, 2007, among the Issuer, the General Partner, Holdings, Processing LP, Pipeline LP, Quicksilver Gas Services Operating GP LLC, Quicksilver Gas Services Operating LLC, and certain private investors named therein:
•	Processing LP and Pipeline LP contributed to the Issuer a 95% interest in Cowtown Gas Processing Partners L.P. (“Processing Partners”), and a 93% interest in Cowtown Pipeline Partners L.P. (“Pipeline Partners”), respectively;

•	the Issuer issued to Holdings 5,696,752 common units and 11,513,625 subordinated units, representing an aggregate 73.2% limited partner interest in the Issuer; and

•	the Issuer issued to the General Partner 469,944 general partner units, representing a 2.0% general partner interest in the Issuer, and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
     Upon the termination of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the subordinated units are convertible into common units on a one-for-one basis.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) The subordinated units owned of record by Holdings are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer’s Partnership Agreement are met. The Issuer may grant options to purchase common units, common unit appreciation rights, restricted common units and phantom common units to employees, consultants, officers and directors of the General Partner and its affiliates pursuant to the Issuer’s 2007 Equity Plan adopted by the General Partner. The Issuer may acquire common units to issue pursuant to the 2007 Equity Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.
     (b) None.
     (c) None.
     (d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by Quicksilver. Some of Quicksilver’s executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its indirect ownership in Holdings, the General Partner’s sole member, Quicksilver has the right to elect the General Partner’s entire board of directors. The

Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner.
     (e) The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the issuer.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) (1) Holdings is the record and beneficial owner of 5,696,752 common units, which based on there being 11,513,625 common units outstanding as of August 10, 2007, represents 49.5% of the outstanding common units. Holdings also is the record owner of 11,513,625 subordinated units, which represent all of the outstanding subordinated units as of August 10, 2007. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer’s Partnership Agreement. Holdings, as the sole member of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 469,944 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (2) Quicksilver, as the indirect 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 5,696,752 common units held of record by Holdings, which based on there being 11,513,625 common units outstanding as of August 10, 2007, represents 49.5% of the outstanding common units. Quicksilver, as the indirect 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 11,513,625 subordinated units held of record by Holdings, which represent all of the outstanding subordinated units as of August 10, 2007. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer’s Partnership Agreement. Quicksilver, as the indirect 100% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 469,944 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (3) Processing LP and Pipeline LP, as the only members of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 5,696,752 common units held of record by Holdings, which based on there being 11,513,625 common units outstanding as of August 10, 2007, represents 49.5% of the outstanding common units. Processing LP and Pipeline LP, as the only members of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 11,513,625 subordinated units held of record by Holdings, which represent all of the outstanding subordinated units as of August 10, 2007. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer’s Partnership Agreement. Processing LP and Pipeline LP, as the only members of Holdings, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 469,944 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (4) Management and Funding, as the sole general partner and sole limited partner, respectively, of each of Processing LP and Pipeline LP, may, pursuant to Rule 13d-3, be deemed to beneficially own the 5,696,752 common units held of record by Holdings, which based on there being 11,513,625 common units outstanding as of August 10, 2007, represents 49.5% of the outstanding common units. Management and Funding, as the sole general partner and sole limited partner, respectively, of each of Processing LP and Pipeline LP, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 11,513,625 subordinated units held of record by Holdings, which represent all of the outstanding subordinated units as of August 10, 2007. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer’s Partnership Agreement. Management and Funding, as the sole general partner and sole limited partner, respectively, of each of Processing LP and Pipeline LP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 469,944 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (5) The General Partner, as the sole general partner of the Issuer, does not beneficially own any common units of the Issuer. However, the General Partner does own 469,944 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (6) See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the common units during the past 60 days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Issuer’s Partnership Agreement
     The General Partner, as the sole general partner of the Issuer, and Holdings, as a limited partner of the Issuer, and all other limited partners of the Issuer are party to the Partnership Agreement of the Issuer.
Cash Distributions
     The Issuer’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.3000 per common unit per quarter ($1.20 per common unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution,” and the Issuer’s ability to pay it is subject to various restrictions and other factors. The Issuer will adjust the minimum quarterly distribution for the period from the closing of the Offering through September 30, 2007, based on the actual length of that period.
     The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.” The Partnership Agreement requires that the Issuer distribute all of its available cash each quarter in the following manner:
     • first, 98% to the holders of common units and 2% to the General Partner, until each common unit has received a minimum quarterly distribution of $0.3000 plus any arrearages from prior quarters;
     • second, 98% to the holders of subordinated units and 2% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of $0.3000; and
     • third, 98% to all unitholders, pro rata, and 2% to the General Partner, until each unit has received a distribution of $0.3450.
     If cash distributions to the unitholders exceed $0.3450 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount. These distributions are referred to as “incentive distributions.”
Conversion of Subordinated Units
     The subordination period generally will end if the Issuer has earned and paid at least $0.3000 per quarter on each outstanding common unit, subordinated unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2010. If the Issuer has earned and paid at least $0.4500 per quarter (150% of the minimum quarterly distribution) on each outstanding common unit, Subordinated Unit and general partner unit for any four-quarter period, the subordination period will terminate automatically and all of the subordinated units will convert into an equal number of common units. The subordination period will also terminate automatically if the General Partner is removed without cause and the units held by the General Partner and its affiliates are not voted in favor of removal.
     When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Issuance of Additional Units
     The Partnership Agreement authorizes the Issuer to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.
Limited Voting Rights
     The General Partner will control the Issuer and the unitholders will have only limited voting rights. Unitholders will have no right to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates. Upon consummation of the Offering, the General Partner and its affiliates will own an aggregate of 74.7% of the common and subordinated units. This will give the General Partner the ability to prevent its involuntary removal.
Limited Call Right
     If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.
Registration Rights
     Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Quicksilver Gas Services GP LLC as general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and fees.
The General Partner’s Limited Liability Company Agreement
     Under the First Amended and Restated Limited Liability Company Agreement of the General Partner, Holdings has the right to elect the members of the board of directors of the General Partner.
     To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
     References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on August 15, 2007 which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.4 to Amendment No. 4 to the Issuer’s registration statement on Form S-1 (File No. 333-140599) filed with the Commission on July 25, 2007 which is incorporated in its entirety in this Item 6.
Item 7. Material to Be Filed as Exhibits

Exhibit A	First Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on August 16, 2007 and incorporated herein in its entirety by reference).

Exhibit B	Omnibus Agreement among Quicksilver Resources Inc., Quicksilver Gas Services GP LLC and Quicksilver Gas Services LP (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on August 16, 2007 and incorporated herein in its entirety by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Quicksilver Gas Services GP LLC (attached as Exhibit 3.4 to Amendment No. 4 to the Issuer’s registration statement on Form S-1 (File No. 333-140599) filed with the Commission on July 25, 2007 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (filed herewith).

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2007

Quicksilver Resources Inc.

	By:	/s/ Thomas F. Darden

	Name:	Thomas F. Darden
	Title:	Chairman of the Board

Quicksilver Gas Services Holdings LLC

	By:	/s/ Thomas F. Darden

	Name:	Thomas F. Darden
	Title:	President and Chief Executive Officer

Cowtown Gas Processing L.P.

By: Cowtown Pipeline Management, Inc., its general partner

		By:	/s/ Thomas F. Darden

		Name:	Thomas F. Darden
		Title:	Chairman of the Board

Cowtown Pipeline L.P.

By: Cowtown Pipeline Management, Inc., its general partner

		By:	/s/ Thomas F. Darden

		Name:	Thomas F. Darden
		Title:	Chairman of the Board

Cowtown Pipeline Management, Inc.

	By:	/s/ Thomas F. Darden

	Name:	Thomas F. Darden
	Title:	Chairman of the Board

Cowtown Pipeline Funding, Inc.

	By:	/s/ Thomas F. Darden

	Name:	Thomas F. Darden
	Title:	Chairman of the Board

Quicksilver Gas Services GP LLC

	By:	/s/ Thomas F. Darden

	Name:	Thomas F. Darden
	Title:	President and Chief Executive Officer

Schedule 1
Executive Officers of Quicksilver Resources Inc.
Thomas F. Darden
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Chairman of the Board
Citizenship: USA
Amount Beneficially Owned: 80,800 (less than 1%)*+
Glenn Darden
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 80,800 (less than 1%)*+
Anne Darden Self
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Vice President-Human Resources
Citizenship: USA
Amount Beneficially Owned: 80,800 (less than 1%)*+
Paul J. Cook
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Executive Vice President-Operations
Citizenship: USA
Amount Beneficially Owned: 0
Philip Cook
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Senior Vice President — Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 1,000 (less than 1%)
John C. Cirone
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Senior Vice President, General Counsel and Secretary
Citizenship: USA
Amount Beneficially Owned: 900 (less than 1%)+
D. Wayne Blair
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Vice President, Controller and Chief Accounting Officer
Citizenship: USA
Amount Beneficially Owned: 400 (less than 1%)+
William S. Buckler
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Vice President — U.S. Operations
Citizenship: USA
Amount Beneficially Owned: 0
Robert N. Wagner
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Vice President — Reservoir Engineering
Citizenship: USA
Amount Beneficially Owned: 0
MarLu Hiller
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Vice President — Treasurer
Citizenship: USA
Amount Beneficially Owned: 100 (less than 1%)+
Richard C. Buterbaugh
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Vice President — Investor Relations and Corporate Planning
Citizenship: USA
Amount Beneficially Owned: 4,700 (less than 1%)+
Board of Directors of Quicksilver Resources Inc.
Thomas F. Darden
(see above)
Glenn Darden
(see above)
Anne Darden Self
(see above)
James A. Hughes
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Chief Operating Officer of Ashmore Energy International, an international energy infrastructure company
Citizenship: USA
Amount Beneficially Owned: 0
Steven M. Morris
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: President of Morris & Company, a private investment firm
Citizenship: USA
Amount Beneficially Owned: 19,000 (less than 1%)+

W. Yandell Rogers, III
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Chief Executive Officer of Priest River Ltd. and Lewiston Atlas Ltd., each a privately owned holding company
Citizenship: USA
Amount Beneficially Owned: 0
Mark J. Warner
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Director of Corporate Development of PointOne, a telecommunications company
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of Quicksilver Gas Services Holdings LLC
Thomas F. Darden
(see above)
Paul J. Cook
(see above)
John C. Cirone
(see above)
Philip Cook
(see above)
D. Wayne Blair
(see above)
Members of Quicksilver Gas Services Holdings LLC
Cowtown Gas Processing L.P.
See below for information regarding Cowtown Pipeline Management, Inc., the general partner of Cowtown Gas Processing L.P.
Cowtown Pipeline L.P.
See below for information regarding Cowtown Pipeline Management, Inc., the general partner of Cowtown Pipeline L.P.
General Partner of Cowtown Gas Processing L.P.
See below for information regarding the board of directors and executive officers of Cowtown Pipeline Management, Inc., the general partner of Cowtown Gas Processing L.P.

General Partner of Cowtown Pipeline L.P.
See below for information regarding the board of directors and executive officers of Cowtown Pipeline Management, Inc., the general partner of Cowtown Pipeline L.P.
Executive Officers of Cowtown Pipeline Management, Inc.
Glenn Darden
(see above)
Thomas F. Darden
(see above)
Paul J. Cook
(see above)
Philip Cook
(see above)
John C. Cirone
(see above)
D. Wayne Blair
(see above)
Board of Directors of Cowtown Pipeline Management, Inc.
Glenn Darden
(see above)
Thomas F. Darden
(see above)
Philip Cook
(see above)
Executive Officers of Cowtown Pipeline Funding, Inc.
Glenn Darden
(see above)
Thomas F. Darden
(see above)
Paul J. Cook
(see above)
Philip Cook
(see above)
John C. Cirone
(see above)
D. Wayne Blair
(see above)
Board of Directors of Cowtown Pipeline Funding, Inc.
Glenn Darden
(see above)
Thomas F. Darden
(see above)
Philip Cook
(see above)
Executive Officers of Quicksilver Gas Services GP LLC
Glenn Darden
(see above)
Thomas F. Darden
(see above)
Paul J. Cook
(see above)
Philip Cook
(see above)
John C. Cirone
(see above)

D. Wayne Blair
(see above)
Board of Directors of Quicksilver Gas Services GP LLC
Glenn Darden
(see above)
Thomas F. Darden
(see above)
Paul J. Cook
(see above)
Philip Cook
(see above)
Alvin Bledsoe
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 9,500 (less than 1%)+
Philip D. Gettig
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
John W. Somerhalder II
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: President, Chief Executive Officer and a Director of AGL Resources Inc., a publicly-held energy services holding company whose principal business is the distribution of natural gas
Citizenship: USA
Amount Beneficially Owned: 7,100 (less than 1%)+

*	76,100 of these common units are held by the Darden Irrecovable Asset Trust, of which Thomas F. Darden, Glenn Darden and Anne Darden Self are co-trustees

+	Listed Person acquired common units pursuant to Issuer’s directed unit program

EXHIBIT INDEX

Exhibit A	First Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on August 16, 2007 and incorporated herein in its entirety by reference).

Exhibit B	Omnibus Agreement among Quicksilver Resources Inc., Quicksilver Gas Services GP LLC and Quicksilver Gas Services LP (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on August 16, 2007 and incorporated herein in its entirety by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Quicksilver Gas Services GP LLC (attached as Exhibit 3.4 to Amendment No. 4 to the Issuer’s registration statement on Form S-1 (File No. 333-140599) filed with the Commission on July 25, 2007 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (filed herewith).